SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated February 14, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated February 14, 2017, the Company reported that on February 10, 2017 BACS Banco de Crédito y Securitización S.A. was notified of Resolution No. 63 dated February 7, 2017 under which the Superintendency of Financial and Exchange Entities of the Central Bank of the Argentine Republic resolved not to object the change in the shareholding composition of BACS on the occasion of the conversion of subordinated negotiable notes into common shares, to be issued in favor of IRSA.

It is reported that on June 21, 2016, IRSA notified the Bank of the exercise of the right to convert the subordinated convertible notes into common shares for a nominal value of ARS 100,000,000 issued by BACS on June 22, 2015 and subscribed by IRSA, under the terms of the subscription agreement between IRSA and BACS on the same date.

As a consequence of the conversion, IRSA, by itself and through a 100% controlled subsidiary, will hold 37.72% of the shares oustanding and votes of BACS and Banco Hipotecario S.A. will hold the remaining 62.28%.

BACS is a leading bank in the local capital market positioned among the main corporate bond issuers in the primary market and leader in the ranking in the secondary market.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: February 14, 2017